J.P. MORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

June 16, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	J.P. Morgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 493

Dear Ms. White:

This letter is in response to the comments you provided with respect to the Rule 485(a) filing of the Trust’s Registration Statement concerning the JPMorgan Managed Income Fund Class I Shares (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933 (the “Securities Act”), which is currently scheduled to become automatically effective on or about July 1, 2017 pursuant to the Rule. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s Registration Statement.

PROSPECTUS COMMENTS

The Fund’s Main Investment Strategy

1.	Comment: If Class I Shares will be used as “clean” shares pursuant to the staff’s recent interpretive letter to the Capital Group (Jan. 11, 2017) (“CG Letter”), please add the disclosure required by the CG Letter.

Response: If Class I Shares of the Fund will be utilized as “clean” shares, the disclosure will be updated as required.

2.	Comment: : Please consider adding the following sentence, located in the section “Additional Information About the Fund’s Investment Strategies” in the summary section, “Under normal circumstances, the Fund’s duration will not exceed one year.”

Response: In response to this comment, we plan to modify the disclosure.

3.	Comment: Please identify the specific features of the Fund that distinguish it from a money market fund. The Fund may distinguish itself by identifying specific types of investments that it intends to hold or intended strategies that are not consistent with operation under Rule 2a-7. Additionally, please include a statement in a prominent location in the prospectus that the Fund will not operate as a money market fund.

Response: In response to this comment, we plan to enhance the disclosure in the section “What are the Fund’s main investment strategies” stating “The Fund is not a money market fund.”

4.	Comment: The disclosure states “Although the use of derivatives is not a main strategy of the Fund under normal market conditions, the Fund may use futures contracts, options, swaps, and forward contracts in connection with its principal strategies in certain market conditions in order to hedge various investments, for risk management purposes and/or to increase income or gain to the Fund.” Since the use of derivatives “is not a main strategy of the Fund under normal market conditions,” please consider whether disclosure relating to derivatives should be moved to the statutory prospectus.

Response: While the use of derivatives does not in itself represent a main investment strategy of the Fund, derivatives may be utilized in order to implement the Fund’s main investment strategies for the purposes set forth in the disclosure. Therefore, we believe that this disclosure should not be moved to the statutory prospectus.

5.	Comment: The disclosure states “The adviser allocates the Fund’s assets among a range of sectors based on strategic positioning and other tactical considerations. In buying and selling investments for the Fund, the adviser looks for market sectors and individual securities that it believes will perform well over time. The adviser selects individual securities after performing a risk/reward analysis that includes an evaluation of their characteristics including income, interest rate risk, credit risk and the complex legal and technical structure of the transaction.” Please consider expanding upon what is meant by “strategic positioning and other tactical considerations.”

Response: In response to the comment, we plan to revise the disclosure.

The Fund’s Main Investment Risks

6.	Comment: Please review the guidance issued with respect to risk disclosure and interest rates (see Fund Disclosure Reflecting Risks Related to Current Market Conditions, IM Guidance Update No. 2016-02) and consider whether any updates to the risk factor “Interest Rate Risk” would be appropriate.

Response: While we believe that the current risk disclosure appropriately reflects interest rate risk, we will update the disclosure as appropriate in connection with the Fund’s annual update.

7.	Comment: If the Fund concentrates in a particular industry other than banking, please disclose.

Response: Other than banking, the Fund does not have a policy to concentrate in securities of issuers in a particular industry or group of industries (as described in Item 4 of Form N-1A). The Fund’s exposure to particular industries and sectors is expected to vary over time.

8.	Comment: With regard to “Geographic Focus Risk,” if the Fund is typically expected to concentrate its investments in one particular foreign country or region, please consider adding disclosure listing the country or region.

Response: While the Fund may concentrate its investments in a particular country or region in the adviser’s discretion from time to time, currently, the Fund does not anticipate that there is a particular foreign country or region in which it will concentrate its investments.

9.	Comment: Please consider including floating and variable rate securities risk as a principal risk.

Response: In response to the comment, we plan to revise the disclosure.

Additional Information About the Fund’s Investment Strategies

10.	Comment: In the section titled “Credit Quality,” the disclosure states that the collateral for repurchase agreements may include “…securities that are rated below investment grade…” Please consider revising the disclosure to clarify that such collateral may include “junk bonds.”

Response: In response to the comment, we plan to revise the disclosure.

More About the Fund—Investment Risks

11.	Comment: Please consider stating that the Fund does not qualify for special tax and accounting treatment available to money market funds under treasury regulations.

Response: While the disclosure in the prospectus makes clear that the Fund’s net asset value will fluctuate and that shareholders may recognize a gain or loss upon the redemption of shares, we respectfully submit that Form N-1A does not require disclosure regarding tax treatment that the Fund does not qualify for. Additionally, the Form does not require disclosure of advice regarding the accounting treatment of holdings in the Fund by its shareholders. Therefore, we respectfully decline to make these changes.

Glossary of Common Investment Terminology

12.	Comment: Please consider deleting the term “required minimum distribution” as it does not appear in the statutory prospectus.

Response: In response to this comment, we plan to modify the disclosure.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

Fundamental Investment Policies

13.	Comment: The first investment policy begins that “Except as otherwise permitted by the SEC…” Please supplementally explain what is meant by these words.

Response: The introductory paragraph to the Fund’s fundamental policies provides further detail concerning this policy and provides as follows:

This restriction does not apply to investments in securities issued or guaranteed by the U.S. government, any state or territory of the U.S., its agencies, instrumentalities, or political subdivisions, or repurchase agreements secured thereby, and futures and options transactions issued or guaranteed by any of the foregoing. For purposes of fundamental investment policies regarding industry concentration, the Adviser may classify issuers by industry in accordance with classifications set forth in the Directory of Companies Filing Annual Reports with the U.S. Securities and Exchange Commission (“SEC”) or other sources. In the absence of such classification or if the Adviser determines in good faith based on its own information that the economic characteristics affecting a particular issuer make it more appropriate to be considered engaged in a different industry, the Adviser may classify an issuer accordingly. Accordingly, the composition of an industry or group of industries may change from time to time. For purposes of fundamental investment policies regarding industry concentration, “group of industries” means a group of related industries, as determined in good faith by the Adviser, based on published classifications or other sources.

Distribution Plan

14.	Comment: Please revise the disclosure to state that Class I Shares have no distribution plan.

Response: In response to this comment, we plan to modify the disclosure.

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We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call Greg Samuels at (212) 648-0472.

Sincerely,

/s/ Gregory S. Samuels
Gregory S. Samuels
Assistant Secretary